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Exhibit 99.2

Nexen Inc.

Management's Discussion and Analysis
For the Three Months ended March 31, 2012

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2012

The following should be read in conjunction with the Unaudited Condensed Consolidated Financial Statements for the three months ended March 31, 2012, which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The date of this discussion is April 24, 2012.

Unless otherwise noted, tabular amounts are in millions of Canadian dollars. The discussion and analysis of our oil and gas activities with respect to oil and gas volumes, reserves and related performance measures is presented on a working-interest, before-royalties basis. We measure our performance in this manner consistent with other Canadian oil and gas companies. Where appropriate, information on an after-royalties basis is also presented.

Investors should read the "Forward-Looking Statements" on page 18.

EXECUTIVE SUMMARY

	Three Months Ended
	March 31	December 31	March 31
(Cdn$ millions, except as indicated)	2012	2011	2011

Production before Royalties (mboe/d) [1]	202	208	232
Production after Royalties (mboe/d)	192	193	207
Cash Flow from Operations 2,[3]	670	585	669
Net Income [2]	171	43	202
Earnings per Common Share, Basic [2] ($/share)	0.32	0.08	0.38
Earnings per Common Share, Diluted [2] ($/share)	0.32	0.08	0.38
Net Debt [4]	3,449	3,538	3,350

1
Production before royalties reflects our working interest before royalties. We have presented our working interest before royalties as we measure our performance on this basis consistent with other Canadian oil and gas companies. We report bitumen as production at Long Lake.
2
Includes results of discontinued operations. See Note 23 of our 2011 Annual Consolidated Financial Statements.
3
Cash flow from operations is a non-GAAP measure and is reconciled to the nearest GAAP measure on page 17.
4
Net debt is a non-GAAP measure and is reconciled to the nearest GAAP measure on page 17.

Cash flow from operations rose 15% compared to the fourth quarter of 2011, reflecting cash netbacks from oil and gas operations that rose 7% to $45.81/boe (after-tax) from stronger oil prices and increased production in higher-netback areas such as the UK North Sea. We continue to benefit from strong Brent prices as approximately 70% of our oil production is priced off Brent. During the quarter, Brent averaged US$119.13/bbl and WTI averaged US$102.93/bbl, both increasing 9% from the previous quarter.

Our first quarter production of 202,000 boe/d met our guidance of 180,000 to 220,000 boe/d. Operational performance was good across our asset base, except at Syncrude, where production was reduced due to unplanned maintenance. Production before royalties in the quarter was 3% below the previous quarter. The impact of the Yemen Masila contract expiration was largely offset by higher production from Long Lake, improved reliability at Buzzard in the UK North Sea, as well as first oil at Usan, offshore Nigeria. Long Lake production in the first quarter reached 34,500 boe/d gross (22,400 boe/d net to Nexen), a 10% increase over the prior quarter.

Capital investment during the quarter included development activities at Usan, which came on-stream in February and currently has seven wells on production. In the US Gulf of Mexico, we achieved our second drilling success at Appomattox and added 50 mmboe of net contingent resource from the northeast fault block. At Long Lake, we received regulatory approvals to proceed with pads 14, 15 and Kinosis 1A (K1A). Investment in the UK North Sea progressed projects at Golden Eagle, Rochelle and Telford, and we commenced exploration drilling at the BP-operated North Uist prospect, west of the Shetland Islands. At Horn River in northeast British Columbia, we completed drilling on our first 18-well pad with production expected to come on-stream in the fourth quarter of 2012.

Net debt decreased $89 million during the quarter. We have access to liquidity of approximately $4 billion comprised of cash on hand and committed undrawn credit facilities.

STRATEGY PROGRESS

Our strategic priorities for 2012 are outlined below. We are committed to grow value responsibly for our shareholders. In 2012, we are focusing on the following:

  •
  Operating reliably and safely;
  •
  Meeting production guidance;
  •
  Implementing our oil sands action plan;
  •
  Advancing growth strategies; and
  •
  Enhancing financial strength.

        We are on track to achieve these priorities by:

  •
  Meeting first quarter production expectations with higher bitumen production at Long Lake and first production from the Usan development, offshore West Africa;
  •
  Steaming pad 12 at Long Lake and receiving regulatory approval for pads 14, 15 and Kinosis 1A;
  •
  Adding 50 mmboe of net contingent resource from the northeast fault block at Appomattox;
  •
  Issuing $200 million of preferred shares; and
  •
  Advancing our 2012 capital investment program.

We focus on key investment areas including Athabasca oil sands, Canadian shale gas and conventional offshore opportunities in the UK North Sea, deep-water Gulf of Mexico, and offshore Nigeria – areas we believe have attractive fiscal terms and significant exploration potential.

        Details of our capital programs are set out below:

Three Months Ended March 31
(Cdn$ millions)	2012

Conventional Oil & Gas
UK North Sea	195
West Africa	96
US Gulf of Mexico	93
Other	41

425

Oil Sands
Long Lake, Kinosis and Other In Situ	149
Syncrude	20

169

Shale Gas	155

Total Oil and Gas	749

Corporate and Other	8

Total Capital	757

Nexen has several development and appraisal projects underway, and a large resource base to support long-term growth. Near-term projects include the Rochelle development in the UK North Sea, shale gas expansion in northeast BC and additional SAGD pads at Long Lake and Kinosis. Longer-term projects include Golden Eagle, Appomattox and Knotty Head, along with further oil sands and shale gas development. During the first quarter, we continued to progress our action plan to move these projects into production and cash flow.

Conventional Oil & Gas

Offshore Nigeria

Oil production from Usan started in late February on block OML-138 in Nigeria. Since then, we have ramped-up to rates of over 100,000 bbls/d (20,000 bbls/d net to Nexen), consistent with expectations. There are seven wells producing as of April 20; several more wells are expected to be brought on-stream over the coming months. Well performance and the pace of ramp-up are the primary variables that will affect production rates over the remainder of the year. Our financial results do not include any contribution from Usan until oil sales start in the second quarter.

We expect to drill an exploration well at Owowo West on block OPL-223 later this year. This well is targeted to follow-up on our 2009 oil discovery at Owowo South B.

UK North Sea

We have seen improved reliability at our Buzzard field over the last several months. Production efficiency for the first quarter was 86%, consistent with the prior quarter and our 2012 target of 85% efficiency, excluding planned downtime.

We continue to drill in areas surrounding our existing infrastructure. At Buzzard, we plan to drill an appraisal well in the north terrace area. Our UK team is also evaluating potential tie-back targets near the Buzzard, Scott and Ettrick facilities.

At Rochelle, we are working towards our planned start-up date in December. Additional development drilling is planned for the summer. Rochelle is primarily a natural gas and condensate discovery which we plan to tie-in to the Scott platform. It is expected to produce approximately 5,000 boe/d net to Nexen once online. We expect to earn an attractive return on this project as UK gas prices continue to be strong.

The Golden Eagle development is progressing toward first production in late 2014. Work continues on the fabrication of the facilities, utilizing the same team that oversaw the construction of the Buzzard platforms. The work is proceeding on-time and on-budget.

Our exploration program in the UK North Sea has advanced with the start of drilling operations on the BP-operated North Uist prospect, an exploration well located west of the Shetland Islands. Nexen has a 35% interest in North Uist, where we expect to reach target depths this summer. We are also currently drilling the Stingray prospect, which is located to the northeast of the Scott platform.

US Gulf of Mexico

At Appomattox, we have completed the resource evaluation of our successful appraisal drilling in the northeast fault block. Our best estimate of contingent resource is approximately 215 mmboe (50 mmboe net to Nexen), with a range of 120 to 370 mmboe (25 to 90 mmboe net to Nexen) of light oil. This resource is in addition to the 65 mmboe of probable reserves we booked from the south fault block in 2011.

We have a 20% interest in Appomattox and a 25% interest in Vicksburg and various other blocks in the area. The remaining interests are held by Shell Gulf of Mexico Inc., who is the operator.

Nexen and Shell plan to conduct additional exploration and appraisal activity in the Appomattox area during 2012 and 2013. We are currently drilling an appraisal well in the south fault block to further define the existing resource. From that well, we plan to sidetrack into the northwest fault block to test another major part of the Appomattox structure. Following this, we expect to drill an exploration well on a structure located between Appomattox and our 2007 discovery at Vicksburg, and a subsequent sidetrack to further appraise the northeast fault block discovery.

Drilling operations are ongoing at Kakuna, a Nexen-operated exploration well in the central Gulf of Mexico. We expect to reach the main target reservoir section shortly and complete drilling operations in May.

Oil Sands

Long Lake

Our focus at Long Lake is on increasing production from our existing wells and adding more wells in good quality reservoir in order to fill the upgrader. Our operations made strong progress in the first quarter. Total production increased 10% over the prior quarter; we averaged 34,500 bbls/d of gross bitumen at a steam-to-oil ratio (SOR) of 4.7.

Long Lake production continues to benefit from the well optimization initiatives we have undertaken on existing wells and from the ramp-up of pad 11, where recent rates of 5,700 bbls/d are trending toward the upper end of our expected range of 4,000 to 8,000 bbls/d.

Upgrader yield (PSC™ barrels per barrel of bitumen) in the first quarter was 75% and facility on-stream time was 86%. Per-barrel operating costs increased marginally due to the sale of inventory carried at a higher cost. Costs in the next two quarters are expected to increase as we prepare for and perform the scheduled turnaround in the third quarter of this year. Following the turnaround, we expect operating costs to decrease on a per-barrel basis as production increases.

Long Lake Quarterly Operating Metrics

	Bitumen Production (Gross) (bbls/d)	Steam Injection (Gross) (bbls/d)	Unit Operating Cost [1] ($/bbl)	Cash Flow ($ millions)	Realized Price ($/bbl)

2012
Q1	34,500	163,000	69	18	94
2011
Q4	31,500	151,000	67	22	97
Q3	29,500	144,000	85	(4)	94
Q2	27,900	152,000	95	6	109
Q1	25,500	146,000	89	(19)	90
2010
Q4	28,100	158,000	86	(9)	83
Q3	25,700	146,000	85	(42)	71
Q2	24,900	137,000	90	(19)	74

1
Unit operating costs and realized prices are before royalties and based on PSC™ and bitumen volumes sold and exclude activities related to third-party bitumen purchased, processed and sold. Unit operating cost includes energy costs.

We are making good progress on our plans to fill the upgrader. Steaming on pad 12 started in March as planned and production is expected to begin this summer. Completion work is underway on pad 13 and steam injection is expected to begin mid-year. Bitumen production is expected to begin before the end of the year. Production from pads 12 and 13 is expected to ramp-up to full rates over an 18-24 month period.

We have also received all necessary regulatory approvals to proceed with the development of pads 14 and 15 at Long Lake as well as the Kinosis 1A project. Our winter 2011 core hole program has confirmed the high quality of resource in each of these areas. It has also allowed us to finalize the initial number of wells to be drilled in each area and to optimize the well layouts.

Drilling is expected to commence on pads 14, 15 and K1A later this year. Steam injection is expected on pads 14 and 15 in the second half of 2013, with Kinosis 1A following by mid-year 2014. Together with the existing producing wells, we anticipate these wells will allow us to fill the upgrader over the next few years:

	Number of Wells	Expected Rates (bbls/d)

Pads 12 & 13	18	11,000 - 17,000
Pads 14 & 15	11	4,000 - 7,000
Kinosis 1A	29	15,000 - 25,000

Nexen has a 65% working interest in both Long Lake and Kinosis and is the operator. The remaining 35% interest is held by CNOOC Canada Inc.

Shale Gas

Northeast British Columbia

Our previously announced joint venture agreement with INPEX and JGC is expected to close in the second quarter.

We continue to progress our 18-well pad in the Horn River toward first production in the fourth quarter of 2012. We recently completed the drilling of the wells and the cost came in under budget; completions activity is scheduled for the next several months.

FINANCIAL RESULTS

Change in Net Income

(Cdn$ millions)	2012 vs 2011

Net Income at March 31, 2011[1]	202
Favorable (unfavorable) variances[2]:
Production Volumes, After Royalties
Crude Oil	(81)
Natural Gas	(22)
Changes in Crude Oil Inventory For Sale	25

Total Volume Variance	(78)
Realized Commodity Prices
Crude Oil	199
Natural Gas	(23)

Total Price Variance	176
Operating Expense	23
Depreciation, Depletion, and Amortization	(25)
Exploration Expense	66
General and Administrative Expense	(19)
Energy Marketing Revenue, Net	19
Finance Costs	12
Income Taxes	151
Non-recurring 2011 Gain on Disposition and Loss on Debt Redemption and Repurchase	(258)
Other	(98)

Net Income at March 31, 2012	171

1
Includes results of discontinued operations. See Note 23 of our 2011 Annual Consolidated Financial Statements.
2
All amounts are presented before provision for income taxes.

Significant variances in net income are explained in the sections that follow.

OIL & GAS

Production

	Three Months Ended March 31
	2012		2011

	Before Royalties[1]	After Royalties	Before Royalties[1]	After Royalties

Crude Oil and Liquids (mbbls/d)
United Kingdom	106.2	105.7	97.1	97.0
Oil Sands – Long Lake Bitumen[2]	22.4	21.0	16.6	15.7
Oil Sands – Syncrude	21.3	18.8	23.2	22.2
United States	8.0	7.2	9.2	8.2
West Africa	2.6	2.4	–	–
Other Countries[3]	6.9	4.1	40.0	22.3

	167.4	159.2	186.1	165.4

Natural Gas (mmcf/d)
Canada	131	126	136	128
United States	50	43	103	89
United Kingdom	28	28	34	34

	209	197	273	251

Total Production (mboe/d)	202	192	232	207

1
We have presented production volumes before royalties as we measure our performance on this basis consistent with other Canadian oil and gas companies.
2
We report Long Lake bitumen as production.
3
Other Countries consists of production in Yemen and Colombia.

Lower volumes reduced net income for the quarter by $78 million
Production before and after royalties decreased approximately 13% and 7%, respectively, compared to the first quarter of 2011, primarily as a result of the Yemen Masila contract expiry and reduced gas production in the US Gulf of Mexico due to maintenance and natural declines. These reductions were partially offset by production increases from Long Lake, shale gas in western Canada, the UK North Sea, as well as new production from Usan, offshore Nigeria.

Production before royalties decreased 3% when compared to the fourth quarter of 2011. Production after royalties was comparable with the prior quarter, as the impact of the Yemen Masila contract expiration was less significant on an after-royalties basis.

The following table summarizes our production volume changes since last quarter:

(mboe/d)	Before Royalties	After Royalties

Production, fourth quarter 2011	208	193
Production changes:
United Kingdom	8	8
Oil Sands – Syncrude	3	3
West Africa	3	2
Oil Sands – Long Lake Bitumen	2	2
Canada	1	1
United States	(2)	(4)
Yemen	(21)	(13)

Production, first quarter 2012	202	192

Unless otherwise noted, production volumes in this section represent before-royalties volumes, net to our working interest.

UNITED KINGDOM

In the UK North Sea, quarterly production averaged 110,900 boe/d, 8% higher than both the previous quarter and the first quarter of 2011 due to improved reliability at Buzzard and higher rates from our other UK fields.

Buzzard averaged 82,100 boe/d (190,000 boe/d gross) for the quarter, slightly higher than the fourth quarter of 2011 and 16% higher than the same period last year as production returned to normal levels following maintenance and operational downtime in 2011.

Ettrick/Blackbird production averaged 17,300 boe/d during the quarter, up 12% from the previous quarter and the first quarter in 2011. This reflects increased production from the Blackbird field, which came on-stream in November 2011.

Production at Scott/Telford averaged 11,500 boe/d, up 67% from the fourth quarter. The Scott platform experienced downtime during the fourth quarter and early in the first quarter to tie-in the Telford TAC well.

OIL SANDS – LONG LAKE

Production at Long Lake averaged 22,400 bbls/d (34,500 bbls/d gross), up 5,800 bbls/d from the same period in 2011, and 1,950 bbls/d from the prior quarter as we continued to ramp-up pad 11 and carried on well optimization activities on the first ten pads.

OIL SANDS – SYNCRUDE

Syncrude production averaged 21,300 bbls/d for the quarter, 17% higher than the fourth quarter of 2011, primarily due to the completion of the Coker 8-2 turnaround in October and repairs to Hydrogen Plant 9-4. Bitumen circulation problems with Coker 8-1 temporarily reduced production in both quarters. In March, Coker 8-1 was down for maintenance and the unit was back on production by mid-April. Production was 8% lower than the same period last year due to these unscheduled repairs.

UNITED STATES

Production in US Gulf of Mexico averaged 16,300 boe/d, 11% lower than the prior quarter and 38% lower than the same period last year. Production at Longhorn was reduced by higher water production.

CANADA

Production in Canada increased 6% from last quarter to average 21,900 boe/d, due to shale gas volume increases. Shale gas production at Horn River averaged 56 mmcf/d, 23% higher than the previous quarter, as production from the nine-well pad that came on-stream in October 2011 contributed for the full quarter. Facility expansions are planned to come on-line later this year to coincide with bringing the 18-well pad onto production. Our joint venture agreement with INPEX and JCG is expected to close in the second quarter.

Production decreased 3% from the same period last year due to declines in our conventional coal bed methane and gas properties in western Canada.

NIGERIA

First oil at Usan, offshore Nigeria was achieved in late February 2012. Production for the quarter averaged 2,600 bbls/d (net to Nexen) and we have ramped-up to rates of over 100,000 bbls/d (20,000 bbls/d net to Nexen) since then. There are seven wells producing as of April 20.

OTHER COUNTRIES

We produced approximately 5,000 bbls/d from Block 51 in Yemen during the first quarter. Production last year included volumes from the Masila field. Our Masila contract with the Yemen government expired in December 2011.

Our share of production from the Guando field in Colombia averaged 1,500 bbls/d for the quarter. This was 6% lower than the prior quarter and 17% lower than the same period last year, primarily due to natural field declines.

Commodity Prices

Three Months Ended March 31
	2012	2011

Crude Oil
Dated Brent (Brent) (US$/bbl)	119.13	104.97
West Texas Intermediate (WTI) (US$/bbl)	102.93	94.10
Realized Prices from Producing Assets (Cdn$/bbl)
United Kingdom	118.12	99.97
Oil Sands – Long Lake	94.45	89.82
Oil Sands – Syncrude	92.54	94.60
United States	108.40	91.39
Other Countries	119.61	101.17
Corporate Average (Cdn$/bbl)	111.62	98.37

Natural Gas
New York Mercantile Exchange (NYMEX) (US$/mmbtu)	2.51	4.20
AECO (Cdn$/mcf)	2.39	3.58
Realized Prices from Producing Assets (Cdn$/mcf)
Canada	2.12	3.65
United States	2.67	4.36
United Kingdom	7.83	7.29
Corporate Average (Cdn$/mcf)	3.13	4.51

Nexen's Average Realized Oil and Gas Price (Cdn$/boe)	94.67	85.98

Average Foreign Exchange Rate – Canadian to US Dollar	0.9989	1.0145

Higher commodity prices increased quarterly net income $176 million
Crude oil prices remained strong during the quarter. Brent and WTI benchmark prices increased 9% from the prior quarter to average US$119.13/bbl and US$102.93/bbl, respectively, with the Brent/WTI premium increasing 6% to US$16.20/bbl. Approximately 70% of our oil production is sold based on Brent prices. Compared to the first quarter of 2011, Brent increased 13% and WTI was 9% higher. We realized an average crude oil price of $111.62/bbl in the quarter. This is 13% higher than the same period last year and 3% higher than the previous quarter.

Our realized natural gas price was 14% lower than the previous quarter, averaging $3.13/mcf, which reflects weak North American natural gas prices. NYMEX averaged US$2.51/mmbtu and AECO averaged $2.39/mcf. Compared to the first quarter of 2011, our realized gas price decreased 31% as strong gas prices in the UK were offset by significant declines in AECO and NYMEX benchmark prices.

CRUDE OIL REFERENCE PRICES

Oil prices remain strong, supported by solid supply-demand fundamentals and geo-political events. Despite the resumption of Libyan crude oil production in the quarter and Saudi oil production at its highest level in 30 years, supply-demand fundamentals remain tight due to uncertainty around potential conflict in the Middle East and sanctions against Iran. Importers continue to build crude stocks, tightening physical markets despite strong OPEC production. Increased OPEC production leaves minimum spare capacity, making the oil market vulnerable to future disruption and providing strong support for oil prices.

NATURAL GAS REFERENCE PRICES

This past winter was the second mildest in North America in the last 80 years. As a result, gas storage levels in North America are high. Gas production from liquids-rich drilling continues to climb and offset dry gas well shut-ins. At the current rate of production, North American storage could exceed physical capacity in the fall with the potential to push NYMEX prices lower. Asian and European natural gas prices are higher, providing incentive to explore LNG options out of North America.

Operating Expenses1

	Three Months Ended March 31
	2012		2011

(Cdn$/boe)	Before Royalties	After Royalties	Before Royalties	After Royalties

Conventional Oil and Gas
United Kingdom	10.14	10.19	9.85	9.85
North America	12.79	13.78	10.40	11.63
Other Countries[2]	18.38	30.61	10.62	19.06
Average Conventional	11.08	11.47	10.12	11.37

Oil Sands
Syncrude	31.36	35.57	36.11	37.82
Long Lake[3]	68.89	74.09	89.43	94.23
Average Oil and Gas	18.56	19.47	17.32	19.23

1
Operating expenses per boe are total oil and gas operating costs divided by working interest production.
2
Primarily Yemen and Colombia.
3
Excludes activities related to third-party bitumen purchased, processed and sold.

Lower operating expenses increased net income by $23 million for the quarter
Operating costs were 7% lower than the same period last year due to lower energy costs and the Masila contract expiry in Yemen. Per-unit operating costs increased compared to last year, primarily due to a change in production mix with the elimination of Masila production. This change in production mix increased our corporate average by $2.68/boe.

Per-unit operating costs in the UK North Sea were impacted by higher Buzzard tariff costs and reduced production volumes during the Telford TAC tie-in.

In North America, reduced production volumes and higher fixed costs increased per-unit operating costs.

Long Lake per-unit operating costs decreased as a result of higher production volumes and lower natural gas costs. At Syncrude, lower energy costs and lease development costs reduced per-unit operating costs.

In other countries, a combination of fixed operating costs with lower production volumes due to natural declines increased per-unit operating costs.

The weaker Canadian dollar increased our corporate average operating expense by $0.12/boe as operating costs of our international and US assets are denominated in US dollars.

Depreciation, Depletion, and Amortization (DD&A)1

	Three Months Ended March 31
	2012		2011

(Cdn$/boe)	Before Royalties	After Royalties	Before Royalties	After Royalties

Conventional Oil and Gas
United Kingdom	23.30	23.40	18.31	18.31
North America	18.98	20.44	27.61	30.89
Other Countries[2]	10.29	17.13	7.60	13.65
Average Conventional	21.80	22.57	18.32	20.58

Oil Sands
Syncrude	8.51	9.65	7.46	7.82
Long Lake	25.40	27.00	19.49	20.47
Average Oil and Gas	20.75	21.75	17.28	19.19

1
DD&A per boe is our DD&A for oil and gas operations divided by our working interest production.
2
Primarily Yemen and Colombia.

Higher oil and gas DD&A reduced quarterly net income by $25 million
DD&A increased $25 million or 7% from the same period last year. On a per-unit basis, DD&A increased $3.47/boe, primarily as a result of changes in production mix and depletion rate increases in the UK North Sea and Long Lake. This was partially offset by lower rates at natural gas properties in Canada and the US Gulf of Mexico. A weaker Canadian dollar increased our corporate average by $0.24/boe, as depletion of our international and US assets are denominated in US dollars.

In the UK, depletion rates at Blackbird, which came on-stream in November 2011, increased DD&A/boe. The initial Blackbird depletion rate is high as a portion of the proved reserves are classified as undeveloped and not yet used to deplete capitalized costs.

Canadian and US natural gas properties were impaired on December 31, 2011, reducing the North American DD&A rate in 2012.

At Long Lake, our depletion rate increased as a result of lower proved producing reserves used for depletion calculations. This decrease in reserves for depletion purposes was a result of revisions to our expectations of bitumen recoverability from the producing wells.

Exploration Expense

Three Months Ended March 31
(Cdn$ millions)	2012	2011

Seismic	32	13
Unsuccessful Drilling	2	24
Other[1]	26	89

Total Exploration Expense	60	126

1
Consists of unutilized rig costs, exploration support costs, lease rental expenses and pre-license expenditures.

Lower exploration expense increased net income for the quarter by $66 million
We continue to focus our exploration in our core basins in the US Gulf of Mexico, the UK North Sea, offshore Nigeria and Canada. Exploration drilling activity currently underway includes Kakuna and Appomattox in the US Gulf of Mexico and in the UK North Sea, North Uist, west of the Shetland Islands and the Stingray prospect, located northeast of the Scott platform.

Exploration expenses decreased $66 million from the first quarter of 2011. Other exploration costs during the first quarter of 2012 were 71% lower than the same period last year, largely due to a reduction in lease rental expenses and unutilized drilling rig costs in the US Gulf of Mexico and Norwegian North Sea. Seismic costs increased $19 million compared to the same period last year due to shale gas exploration activities in Canada and Poland. Seismic data costs will fluctuate from period to period depending on where we are in the evaluation process.

CORPORATE EXPENSES

General and Administrative (G&A)

Three Months Ended March 31
(Cdn$ millions)	2012	2011

General and Administrative Expense before Stock-Based Compensation	100	75
Stock-Based Compensation[1]	26	32

Total General and Administrative Expense	126	107

1
Includes cash and non-cash expenses related to our tandem option, stock appreciation rights, restricted share unit and performance share unit plans.

Higher G&A costs decreased quarterly net income by $19 million
G&A expense in the quarter increased 18% from the same period last year as a result of higher employee costs, slightly offset by lower stock-based compensation costs.

As we account for stock-based compensation using the fair-value method, fluctuations in our share price create volatility in net income. During the quarter, our share price increased 10% and we expensed approximately $26 million of non-cash stock-based compensation (2011 – $27 million), while cash payments made in connection with our programs decreased to nil (2011 – $5 million).

Finance Costs

Three Months Ended March 31
(Cdn$ millions)	2012	2011

Interest	75	86
Accretion Expense Related to Asset Retirement Obligations	13	11
Other Interest Expense	5	7
Less: Capitalized Borrowing Costs	(29)	(28)

Total Finance Costs	64	76

Effective Interest Rate	6.7%	6.5%

Lower finance costs increased net income by $12 million for the quarter
Lower interest expenses reduced total finance costs by 16% compared to the first quarter of 2011. Interest costs are lower as a result of a reduction of approximately $800 million in long-term debt.

Capitalized interest relates to costs for our Golden Eagle and in situ oil sands development projects. We ceased capitalization on the Usan project in February and as a result, we expect capitalized interest to decline in the second quarter of 2012.

Income Taxes 1

Three Months Ended March 31
(Cdn$ millions)	2012	2011

Current	480	424
Deferred	(31)	176

Total Provision for Income Taxes	449	600

1
Includes results of discontinued operations. See Note 23 of our 2011 Annual Consolidated Financial Statements.

Lower taxes increased net income $151 million for the quarter
Higher income from operations compared to the same period last year increased our income tax expense for the period. As compared to the prior year, our income was generated in higher tax rate jurisdictions. However, this income is partially offset by losses from lower tax rate areas which results in an overall higher tax expense for the period. Our income tax provision includes current taxes in the United Kingdom, Yemen and Colombia.

In the first quarter of 2011, we recorded a one-time, non-cash charge of $270 million related to the increase in the UK supplementary charge tax rate on North Sea oil and gas activities to 62%. Additionally, the 2011 income tax expense includes $51 million of deferred tax expense on discontinued operations.

The UK government intends to introduce legislation to restrict relief for decommissioning expenses to the previous 50% income tax rate. If this further change is enacted, an additional non-cash charge to net income of approximately $50 to $60 million will be required.

Energy Marketing

Strong contribution from Energy Marketing increased net income $19 million during the quarter
Our energy marketing business continues to provide solid results. We secured 18,000 bbls/d of long-term pipeline capacity to the west coast of Canada through the Trans Mountain pipeline. This allowed us to generate an additional $40 million of cash flow during the quarter as we are now able to realize Brent-linked pricing for an otherwise heavily discounted Canadian crude oil.

Other 1

Three Months Ended March 31
(Cdn$ millions)	2012	2011

Increase (Decrease) in Fair Value of Crude Oil Put Options	(36)	(7)
Gain on Sale of Disposition of Canexus	–	348
Loss on Debt Redemption and Repurchase	–	(90)

1
Includes results of discontinued operations. See Note 23 of our 2011 Annual Consolidated Financial Statements.

We purchase crude oil put options to provide a base level of price protection without limiting our upside to higher prices. As a result, changes in forward crude prices create gains or losses on the options at each period end. For the quarter ended, rising oil prices resulted in a fair value loss of $36 million (2011 – $7 million) on these put options.

In February 2011, we completed the sale of our 62.7% investment in Canexus for net proceeds of $458 million realizing a gain on disposition of $348 million.

In March 2011, we incurred a $39 million loss to repurchase and cancel US$312 million of notes due in 2015 and 2017. Approximately 90% of the loss represented the difference between market value and the carrying value of the bonds as a result of lower interest rates. In March 2011, we also accrued a $51 million loss on the early redemption call of the US$500 million of notes due in 2013 for the difference between amortized cost and the expected redemption price.

LIQUIDITY AND CAPITAL RESOURCES

Capital Structure

	March 31	December 31
(Cdn$ millions)	2012	2011

Net Debt [1]
Public Senior Notes	3,859	3,929
Subordinated Debt	446	454

Total Debt	4,305	4,383
Less: Cash and Cash Equivalents	(856)	(845)

Total Net Debt	3,449	3,538

Equity at Book Value	8,718	8,373

1
Includes all of our debt and is calculated as long-term debt and short-term borrowings less cash and cash equivalents. Net debt is a non-GAAP measure and is reconciled to the nearest GAAP measure on page 17.

Change in Net Debt

Changes in net debt for the quarter ended March 31, 2012 are related to:

Capital Investment	(757)
Cash Flow from Operations [1]	670

Net Cash Flow Generated (Used)	(87)
Issue of Preferred Shares, Net of Expenses	195
Dividends on Common Shares	(26)
Issue of Common Shares	18
Changes in Restricted Cash	26
Foreign Exchange Translation of US-dollar Debt and Cash	68
Net Change in Working Capital	(104)
Other	(1)

Decrease in Net Debt	89

1
Cash flow from operations is a non-GAAP measure and is reconciled to the nearest GAAP measure on page 17.

Our net debt levels are directly related to our operating cash flows and our capital expenditure activities. We exited the quarter with net debt of $3,449 million; $89 million lower than December 31, 2011. In March 2012, we completed a public offering of Cumulative Redeemable Class A Rate Reset Preferred Shares for net proceeds of $195 million.

Outlook for Remainder of 2012

Guidance Update

	Average Daily Quarterly Production before Royalties					Average Daily Annual Production before Royalties
Crude Oil, NGLs and Natural Gas (mboe/d)	Q1 2012 (prior est.)	Q1 2012 Actual	Q2 2012 (estimate)	Q3 2012 (estimate)	Q4 2012 (estimate)	FY 2012 (estimate)

UK – Buzzard	75-95	82	75-95	50-60	75-95	70-85
UK – Other	26-34	29	26-34	20-26	25-32	24-32
Oil Sands – Long Lake Bitumen	20-25	22	20-27	14-18	22-28	19-25
Oil Sands – Syncrude	22-24	21	18-20	22-24	22-24	21-23
West Africa	0-10	3	13-30	20-35	22-35	14-28
United States	15-20	16	15-20	13-17	15-17	15-19
Canada – Oil & Gas	15-20	22	15-18	15-17	15-20	15-19
Other Countries	2	7	2	2	2	2

Total	~180-220	202	~190-235	~160-190	~205-240	~185-220

We are on-track to meet our second quarter and 2012 annual production guidance, with Buzzard reliability, Usan ramp-up and Long Lake performance being critical drivers of our guidance range.

CONTRACTUAL OBLIGATIONS, COMMITMENTS AND GUARANTEES

We assume various contractual obligations and commitments in the normal course of our operations. During the quarter, we entered into commitments comprised of the following:

	2012	2013	2014	2015	2016	Thereafter

Transportation, Processing and Storage Commitments	13	22	36	36	36	335
Drilling Rig Commitments	47	57	3	–	–	–

The commitments above are in addition to those included in Note 19 to the 2011 Audited Consolidated Financial Statements.

CONTINGENCIES

There are a number of lawsuits and claims pending, the ultimate result of which cannot be ascertained at this time. We record costs as they are incurred or become determinable. We believe the resolution of these matters would not have a material adverse effect on our liquidity, consolidated financial position or results of operations. These matters are described in Legal Proceedings and Regulatory Actions in our 2011 Annual Information Form. There have been no significant developments since year-end.

NEW ACCOUNTING PRONOUNCEMENTS

Changes to future accounting policies, standards and interpretations, as described in Note 2 of the Audited Consolidated Financial Statements for the year ended December 31, 2011, have not materially changed since December 31, 2011.

INTERNAL CONTROL OVER FINANCIAL REPORTING

There were no significant changes in internal controls over financial reporting during the three months ended March 31, 2012 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

EQUITY SECURITY REPURCHASES

There were no repurchases of our equity securities during the three months ended March 31, 2012.

SUMMARY OF QUARTERLY RESULTS

	2010			2011				2012
(Cdn$ millions, except per-share amounts)	Jun	Sept	Dec	Mar	Jun	Sept	Dec	Mar

Net Sales from Continuing Operations	1,305	1,321	1,523	1,598	1,507	1,399	1,665	1,696
Net Income (Loss) from Continuing Operations before Income Taxes is Comprised of:
Oil and Gas	610	408	436	677	660	501	297	771
Corporate and Other	(136)	(386)	(90)	(228)	(76)	7	(115)	(151)

	474	22	346	449	584	508	182	620

Net Income (Loss) from Continuing Operations	238	(54)	159	(100)	252	200	43	171

Net Income	245	581	160	202	252	200	43	171

Earnings (Loss) Per Common Share from Continuing Operations ($/share)
Basic	0.45	(0.10)	0.30	(0.19)	0.48	0.38	0.08	0.32
Diluted	0.42	(0.10)	0.30	(0.19)	0.45	0.32	0.08	0.32
Earnings Per Common Share ($/share)
Basic	0.47	1.11	0.30	0.38	0.48	0.38	0.08	0.32
Diluted	0.43	1.07	0.30	0.38	0.45	0.32	0.08	0.32

Dividends Declared ($/share)	0.05	0.05	0.05	0.05	0.05	0.05	0.05	0.05

Common Share Price ($/share)
Toronto Stock Exchange
High	26.91	22.33	23.00	27.11	25.47	23.67	18.00	21.53
Low	20.92	18.33	20.57	21.57	19.22	15.67	14.20	16.34
New York Stock Exchange
High (US$)	26.92	21.54	23.01	27.94	26.82	24.99	17.72	21.59
Low (US$)	19.66	17.20	20.12	21.71	19.43	15.13	13.63	16.18

Quarterly variances in net sales from continuing operations are largely driven by fluctuations in commodity prices and changes in production volumes. Brent and WTI prices increased throughout 2011, while production volumes were lower in 2011. In the first quarter of 2012, Brent and WTI continued to increase, resulting in increased net sales.

In the third quarter of 2010, net income includes pre-tax gains of $828 million from the sale of heavy oil properties and a non-cash pre-tax loss of $259 million from the sale of North American natural gas energy marketing contracts. Results from our Canadian heavy oil operations were included in discontinued operations in 2010.

In the first quarter of 2011, we completed the sale of our interest in Canexus, realizing a pre-tax gain of $348 million in discontinued operations. Changes to UK tax rates resulted in a non-cash deferred tax expense of $270 million, also in the first quarter 2011. Net income was reduced in the fourth quarter of 2011 by Canadian and US natural gas property impairments and by expensing preliminary engineering and design costs for future oil sands phases at Long Lake.

NON-GAAP MEASURES

Cash Flow from Operations

Cash flow from operations is a non-GAAP measure defined as cash flow from operating activities before changes in non-cash working capital and other. We evaluate our financial performance and that of our business segments primarily on cash flow from operations. We consider it a key measure as it demonstrates our ability to generate the cash flow necessary to fund future growth through capital investment and repay debt. Cash flow from operations is unlikely to be comparable with the calculation of similar measures for other companies.

	Three Months Ended
(Cdn$ millions)	March 31 2012	December 31 2011	March 31 2011

Cash Flow from Operating Activities	508	459	730
Changes in Non-Cash Working Capital Including Income Taxes and Interest Payable	146	32	(66)
Other	28	102	13
Impact of Annual Crude Oil Put Options	(12)	(8)	(8)

Cash Flow from Operations	670	585	669

Net Debt

Net debt is a non-GAAP measure defined as long-term debt and short-term borrowings less cash and cash equivalents. We use net debt as a key indicator of our leverage and to monitor the strength of our balance sheet. Net debt is directly tied to our operating cash flows and capital investment. Net debt is unlikely to be comparable with the calculation of similar measures for other companies.

(Cdn$ millions)	March 31 2012	December 31 2011	March 31 2011

Public Senior Notes	3,859	3,929	4,291
Subordinated Debt	446	454	433

Total Debt	4,305	4,383	4,724
Less: Cash and Cash Equivalents	(856)	(845)	(1,374)

Total Net Debt	3,449	3,538	3,350

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to normal market risks inherent in the oil and gas and energy marketing business, including commodity price risk, foreign-currency exchange rate risk, interest rate risk and credit risk. We recognize these risks and manage our operations to minimize our exposures to the extent practical.

Credit Risk

Most of our credit exposures are with counterparties in the energy industry, including integrated oil companies, crude oil refiners and utilities and are subject to normal industry credit risk.

At March 31, 2012:

  •
  approximately 86% of our credit exposures were investment grade;
  •
  approximately 65% of our credit exposures were with a diverse group of integrated oil companies, crude oil refiners and commodity marketers; and
  •
  only two counterparties individually made up more than 10% of our credit exposure. These counterparties are major integrated oil companies with strong investment grade credit ratings.

Further information presented on market risks can be found in our 2011 annual MD&A which has not materially changed since December 31, 2011.

FORWARD-LOOKING STATEMENTS

Certain statements in this MD&A constitute "forward-looking statements" (within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended) or "forward-looking information" (within the meaning of applicable Canadian securities legislation). Such statements or information (together "forward-looking statements") are generally identifiable by the forward-looking terminology used such as "anticipate", "believe", "intend", "plan", "expect", "estimate", "budget", "outlook", "forecast" or other similar words and include statements relating to or associated with individual wells, regions or projects. Any statements as to possible future crude oil or natural gas prices; future production levels; future royalties and tax levels; future capital expenditures, their timing and their allocation to exploration and development activities; future earnings; future asset acquisitions or dispositions; future sources of funding for our capital program; future debt levels; availability of committed credit facilities; possible commerciality of our projects; development plans or capacity expansions; the expectation that we have the ability to substantially grow production at our oil sands facilities through controlled expansions; the expectation of achieving the production design rates from our oil sands facilities; the expectation that our oil sands production facilities continue to develop better and more sustainable practices; the expectation of cheaper and more technologically advanced operations; the expected design size of our facilities; the expected timing and associated production impact of facility turnarounds and maintenance; the expectation that we can continue to operate our offshore exploration, development and production facilities safely and profitably; future ability to execute dispositions of assets or businesses; future sources of liquidity, cash flows and their uses; future drilling of new wells; ultimate recoverability of current and long-term assets; ultimate recoverability of reserves or resources; expected finding and development costs; expected operating costs; future cost recovery oil revenues from our Yemen operations; the expectation of our ability to comply with the new safety and environmental rules enacted in the US at a minimal incremental cost, and of receiving necessary drilling permits for our US offshore operations; estimates on a per share basis; future foreign currency exchange rates; future expenditures and future allowances relating to environmental matters and our ability to comply with them; dates by which certain areas will be developed, come on stream or reach expected operating capacity; and changes in any of the foregoing are forward-looking statements.

Statements relating to "reserves" or "resources" are forward-looking statements, as they involve the implied assessment, based on estimates and assumptions that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future.

All of the forward-looking statements in this MD&A are qualified by the assumptions that are stated or inherent in such forward-looking statements. Although we believe that these assumptions are reasonable based on the information available to us on the date such assumptions were made, this list is not exhaustive of the factors that may affect any of the forward-looking statements and the reader should not place an undue reliance on these assumptions and such forward-looking statements. The key assumptions that have been made in connection with the forward-looking statements include the following: that we will conduct our operations and achieve results of operations as anticipated; that our development plans will achieve the expected results; the general continuance of current or, where applicable, assumed industry conditions; the continuation of assumed tax, royalty and regulatory regimes; the accuracy of the estimates of our reserve volumes; commodity price and cost assumptions; the continued availability of adequate cash flow and debt and/or equity financing to fund our capital and operating requirements as needed; and the extent of our liabilities.

We believe the material factors, expectations and assumptions reflected in the forward-looking statements are reasonable, but no assurance can be given that these factors, expectations and assumptions will prove to be correct.

Forward-looking statements are subject to known and unknown risks and uncertainties and other factors, many of which are beyond our control and each of which contributes to the possibility that our forward-looking statements will not occur or that actual results, levels of activity and achievements may differ materially from those expressed or implied by such statements. Such factors include, among others: market prices for oil and gas; our ability to explore, develop, produce, upgrade and transport crude oil and natural gas to markets; ultimate effectiveness of design or design modifications to facilities; the results of exploration and development drilling and related activities; the cumulative impact of oil sands development on the environment; the impact of technology on operations and processes and how new complex technology may not perform as expected; the availability of pipeline and global refining capacity; risks inherent to the operations of any large, complex refinery units, especially the integration between production operations and an upgrader facility; availability of third-party bitumen for use in our oil sands production facilities; labour and material shortages; risks related to accidents, blowouts and spills in connection with our offshore exploration, development and production activities, particularly our deep-water activities; direct and indirect risks related to the imposition of moratoriums, suspensions or cancellations of our offshore exploration, development and production operations, particularly our deep-water activities; the impact of severe weather on our offshore exploration, development and production activities, particularly our deep-water activities; the effectiveness and reliability of our technology in harsh and unpredictable environments; risks related to the actions and financial circumstances of our agents and contractors, counterparties and joint venture partners; volatility in energy trading markets; foreign currency exchange rates; economic conditions in the countries and regions in which we carry on business; governmental actions including changes to taxes or royalties, changes in environmental and other laws and regulations including without limitation, those related to our offshore exploration, development and production activities; renegotiations of contracts; results of litigation, arbitration or regulatory proceedings; political uncertainty, including actions by terrorists, insurgent or other groups, or other armed conflict, including conflict between states; and other factors, many of which are beyond our control.

These risks, uncertainties and other factors and their possible impact are discussed more fully in the sections titled "Risk Factors" in our 2011 Annual Information Form and "Quantitative and Qualitative Disclosures About Market Risk" in our 2011 annual MD&A. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these factors are interdependent, and management's future course of action would depend on our assessment of all information at that time.

Although we believe that the expectations conveyed by the forward-looking statements are reasonable based on information available to us on the date such forward-looking statements were made, no assurances can be given as to future results, levels of activity and achievements. Undue reliance should not be placed on the forward-looking statements contained herein, which are made as of the date hereof as the plans, intentions, assumptions or expectations upon which they are based might not occur or come to fruition. Except as required by applicable securities laws, Nexen undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Included herein is information that may be considered financial outlook and/or future-oriented financial information (FOFI). Its purpose is to indicate the potential results of our intentions and may not be appropriate for other purposes. The forward-looking statements contained herein are expressly qualified by this cautionary statement.

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  Exhibit 99.2